SECURITIES AND EXCHANGE COMMISSION
	                         Washington, D.C. 20549

                             	SCHEDULE 13D

               	Under the Securities Exchange Act of 1934
                           	(Amendment No. 3)*


                     	BioTechnica International, Inc.
                             	(Name of Issuer)

                	Common Stock, par value $.01 per share
                     	(Title of Class of Securities)

                             	  090915109
                             	(CUSIP Number)

                               	Bruno Carette
                        4001 North War Memorial Drive
                           Peoria, Illinois 61614
                              (309)681-0300

                              with copies to:

                           Kevin R. Sweeney, Esq.
                         Shook, Hardy & Bacon L.L.P.
                          	One Kansas City Place
                            	1200 Main Street
                      Kansas City, Missouri 64105-2118
                             (816) 474-6550
             	(Name, Address and Telephone Number of Person
            	Authorized to Receive Notices and Communications)

       	                  September 21, 1998
       	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement

(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (b) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090915109

1)	Name of Reporting Person
Groupe Limagrain Holding S.A.

2)	Check the Appropriate Box if         			(a)
a Member of a Group
                                           (b)

3)	SEC Use Only

4)	Source of Funds
WC

5)	Check Box if Disclosure of Legal Proceedings is Required 	Pursuant to
Items 2(d) or 2(e)


6)	Citizenship or Place of Organization
Republic of France

Number of	                    	7)	Sole Voting Power:  98,277,178
Shares
Beneficially                 		8)	Shared Voting Power:  -0-
Owned by
the	                          	9)	Sole Dispositive Power:  98,277,178
Reporting
Person with:	                	10)	Shared Dispositive Power:  -0-

11)	Aggregate Amount Beneficially Owned
by the Reporting Person
98,277,178

12)	Check Box if the Aggregate Amount in
Row (11) Excludes Certain Shares


13)	Percent of Class Represented by Amount in Row (11)
95.4%

14)	Type of Reporting Person
HC



Item 1.	Security and Issuer

This filing amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission by Groupe Limagrain Holding S.A., a societe anonyme, organized in the Republic of France ("Limagrain"), relating to its beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of BioTechnica International, Inc. ("BioTechnica"). BioTechnica's principal executive offices are located at 4001 North War Memorial Drive, Peoria, Illinois 61614.

Item 2.	Identity and Background

The person filing this statement is Groupe Limagrain Holding S.A., a societe anonyme, organized in the Republic of France ("Limagrain"). Its principal business is to acquire shares of companies in which it takes an interest and to coordinate and develop the activities of its subsidiaries. The address of its principal office is BP1, 63720 Chappes, France.

Societe Cooperative Agricole Limagrain (the "Cooperative"), the holder of all the shares of Limagrain, is organized in the Republic of France. The Cooperative is one of the largest seed companies in the world. Its principal business is the production of seeds for grains, corn, garden vegetables and oil producing plants. It does business in the United States through Limagrain Genetics Corp., a Delaware corporation and majority owned subsidiary of Limagrain ("LG Corp."). LG Corp. is the sole stockholder of BTI Merger Corp., a Delaware corporation ("Mergerco"), which is the record holder of the Common Stock of BioTechnica.

Item 2(a), (b), (c) and (f)

Information with respect to the identity, background and citizenship of each executive officer and director of the Cooperative, Limagrain, LG Corp. and Mergerco is set forth on Schedules I, II, III and IV attached hereto.

Item 2(d)

During the last five years, none of the Cooperative, Limagrain, LG Corp or Mergerco, nor to the best of their knowledge, any of their directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)

During the last five years, none of the Cooperative, Limagrain, LG Corp or Mergerco, nor to the best of their knowledge, any of their directors or executive officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds required to consummate the Merger (as defined in Section 4 below) and to pay related fees and expenses is estimated to be approximately $500,000. The Merger will be funded through LG Corp.'s available liquid assets.

Item 4.	Purpose of Transaction.

On September 21, 1998, LG Corp. announced that it had delivered a letter to BioTechnica stating its intention to cash out the public stockholders of BioTechnica via a short form merger effected pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "Merger"). Pursuant to the Merger, (i) the public stockholders of BioTechnica will receive $.05 for each share of Common Stock they own, (ii) BioTechnica will be merged with and into Mergerco, with Mergerco being the surviving corporation in the Merger and (iii) the separate corporate existence of BioTechnica will cease.

As soon as practicable after the Merger, Mergerco will be merged into LG Seeds, Inc., a Delaware corporation and a wholly owned subsidiary of BioTechnica
("LG Seeds"). As a result of these transactions, LG Seeds will be a wholly owned subsidiary of LG Corp., containing all of the rights, obligations, assets and liabilities of BioTechnica and Mergerco.

Limagrain has informed LG Corp. that, after the consummation of the transactions described above, Limagrain will consider a restructuring of its entire North American operations. These North American operations consist of LG Corp. and all of its affiliates in the United States and Canada, which
include BioTechnica and LG Seeds.   Limagrain has informed LG Corp. that
it will not include BioTechnica or LG Seeds in any of these restructuring plans unless it controls 100% of BioTechnica. In connection with any such restructuring, Limagrain may pursue a variety of transactions, including but not limited to (i) a merger of LG Seeds with LG Corp., (ii) a merger of LG Seeds with other affiliates of LG Corp. or (iii) the formation of a strategic alliance between LG Corp. and its affiliates and a third party. At this time, Limagrain has not finalized its plans with respect to its North American operations, but it is conducting discussions internally and negotiations with third parties regarding such plans. Some of these negotiations have progressed to the stage of understandings and outlines on how synergies and opportunities could be developed though the formation of such alliances. However, at this time, there can be no assurance as to the timing of any such alliance or whether any such alliance will occur at all. Other than as described above, neither LG Corp. nor any of its affiliates has any definitive plan or proposal regarding a sale or transfer of a material amount of assets of BioTechnica or any of its subsidiaries subsequent to the Merger.


As a result of the transactions described above, there will be no directors or executive officers of BioTechnica or Mergerco, because such entities will cease to exist. LG Corp. has not determined at this time which individuals will serve as directors or executive officers of LG Seeds. However, it is anticipated that such directors and executive officers will be limited to those individuals who are currently affiliated with LG Seeds and/or LG Corp. The current independent directors of BioTechnica (i.e., those that are not affiliated with Limagrain) will not be directors of LG Seeds or LG Corp. after the Merger. No current executive officer of BioTechnica is a party to an employment contract with BioTechnica.

As a result of the transactions described above, the equity capitalization of BioTechnica will be changed, although the debt capitalization will be unaffected by the Merger. Immediately following such transactions, the equity of Mergerco will consist of 1,000 shares of common stock, $.01 par value per share, all of which will be owned by LG Corp. It is also anticipated that following such transactions the preferred stock of BioTechnica (all of which is owned by LG Corp.) will be retired in return for additional shares of common stock of Mergerco. Neither BioTechnica, LG Corp. nor any of their affiliates has any current plan or proposal to make any material change in the present dividend rate or policy of BioTechnica.

After the completion of the Merger, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because BioTechnica would cease to exist and the common stock of its ultimate successor, LG
Seeds, would be held of record by less than three hundred persons.  LG
Corp. currently intends to cause LG Seeds to terminate such registration.
Upon such termination, BioTechnica's obligation to file reports with the Securities and Exchange Commission pursuant to Section 15(d) of the Exchange Act would be suspended.

The purposes of the Merger are (i) to enhance operating flexibility, simplify the control structure and improve management decisionmaking by consolidating ownership and terminating all minority stockholder interest in BioTechnica;
(ii) to provide the minority stockholders of BioTechnica with an opportunity to receive, in exchange for their Common Stock, a cash amount; and (iii) to reduce the number of stockholders of record of BioTechnica to less than 300 so that BioTechnica may terminate its registration under the Exchange Act, and thereby relieve itself of the burdens and costs associated with the regulatory and reporting requirements of the Exchange Act and the rules and regulations of the Securities and Exchange Commission issued thereunder.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of shares of common stock of BioTechnica beneficially owned by the Cooperative, Limagrain, LG Corp. and Mergerco, in the aggregate, is 98,277,178 (the "Shares"), representing 95.4% of the total outstanding number of shares of the class of such securities.


(b)	Number of shares to which Limagrain has:

(i)	Sole power to vote or to direct the vote:
98,277,178

(ii)	Shared power to vote or to direct the vote:
-0-

(iii) 	Sole power to dispose or to direct the disposition of:
98,277,178

(iv)	Shared power to dispose or to direct the disposition of:
-0-

(c)	Neither Limagrain, LG Corp. nor Mergerco, nor to the best of their knowledge, any of their executive officers or directors, has effected any transaction in BioTechnica's common stock during the past sixty days (other than with respect to the transfer of all of the Shares from LG Corp. to Mergerco).

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the common stock to which this statement relates.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

The information set forth in Item 4 of this statement is incorporated herein by reference.





Item 7.	Material to Be Filed as Exhibits.

The following exhibit is filed herewith:

Exhibit A:  Letter dated September 21, 1998 from LG Corp. to BioTechnica.

Exhibit B:  Limited Power of Attorney




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:

Groupe Limagrain Holding S.A.


By:     /s/ Bruno Carette
Name:   Bruno Carette
Title:	 Attorney in Fact




Exhibit A to Schedule 13D


To:  	The Board of Directors of
      BioTechnica International, Inc.

Dear Sirs:

Notice is hereby given that Limagrain Genetics Corp. ("LG Corp."), the 95% parent of BioTechnica International, Inc. (the "Company"), intends to cash out the minority stockholders of the Company via a short form merger effected pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"). The consideration to be paid to the minority stockholders of the Company in such merger is $.05 per share.

Under the DGCL, because LG Corp. owns more than 90% of the Company, no action will be required of the board of directors of the Company or the stockholders of the Company (other than LG Corp. acting through its board of directors), for the merger to become effective. LG Corp. acknowledges that the board of directors of the Company had no right to a role, nor did they have a role, in negotiating the cash-out price, and the Company's directors have made no determination, nor are they required to make a determination, with respect to the fairness of the cash-out price.

LG Corp. will file, in the next few days, a Schedule 13e-3 transaction statement (the "Transaction Statement") with the Securities and Exchange Commission (the "SEC"). After SEC review, the Transaction Statement, along with a Notice of Merger and Appraisal Rights and a Letter of Transmittal, will be distributed to each minority stockholder of the Company approximately thirty days prior to the consummation of the merger. The merger is expected to be consummated prior to December 31, 1998, or as soon as practicable thereafter.

Under the DGCL, minority stockholders of the Company who do not wish to accept the consideration of $.05 per share and who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares. Prior to the consummation of the merger, LG Corp. reserves the right to cancel the merger for any reason, including without limitation if (i) any stockholder of the Company seeks to enjoin the merger or (ii) in LG Corp.'s judgment, the anticipated cost of the merger would be materially increased by the number of stockholders of the Company seeking their appraisal remedy.

If you have any questions regarding this letter, please contact Bruno Carette.

Sincerely,



Bruno Carette
Chief Executive Officer



Exhibit B to Schedule 13D



LIMITED POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, Alain Catala, the Managing Director of Groupe Limagrain Holding, S.A. of Chappes, France ("Limagrain"), hereby make, constitute and appoint Bruno Carette, 4001 North War Memorial Drive, Suite 200, Peoria, Illinois 61614, my true and lawful attorney-in-fact for me and in my name, place, and stead giving unto Mr. Carette full power to execute and to file with the Securities and Exchange Commission as my attorney-in-fact, any Schedule 13D to be filed by Limagrain in connection with the beneficial ownership of equity securities of BioTechnica International, Inc.

The rights, powers, and authority of said attorney-in-fact herein granted shall commence and be in full force and effect as of the date hereof, and such rights, powers, and authority shall remain in full force and effect thereafter until December 31, 1998.

IN WITNESS WHEREOF, the undersigned has executed this Limited Power of Attorney as of this 18th day of September, 1998.


                              /s/Alain Catala
                                 Alain Catala



Schedule I to Schedule 13D

 Filed by Groupe Limagrain Holding S.A.

	Societe Cooperative Agricole Limagrain
	Directors and Executive Officers

Directors

Name					         		Principal Occupation

Claude Agier				        		Farmer
Joel Arnaud					         	Farmer
Philippe Aymard			      		Farmer
Francois Deloche				     	Farmer
Jean-Paul Deschamps			  		Farmer
Raoul Faure				         		Farmer
Christian Gothon			     		Farmer
Francois Heyraud			     		Farmer
Serge Lebreton				       	Farmer
Pierre Pagesse				       	Farmer
Laurent Petoton			      		Farmer
Jean Poulet					         	Farmer
Christian Puissauve				  	Farmer
Andre Quinty				        		Farmer
Gerard Renard				        	Farmer

Executive Officers

Claude Lescoffit	    				1989 - 1996 Vice President Engineering
                                     Michelin (Clemont, France)
                         1996 - 1997 Vice President Groupe Limagrain
                                     Holding
                         1997 - date General Manager Limagrain
                                     Agro Genetics

Daniel Cheron		       			1988 - 1994 General Manager Force
                                     Limagrain Germany
                         1994 - date CEO Limagrain Agro Industrie
                         1998 - date Deputy CEO Groupe Limagrain

Pierre Lefebvre		     			1990 - date Deputy CEO Groupe Limagrain

Emmanuel Rougier	    				1993 - 1997 CEO Limagrain Field Seeds
                         1997 - date CEO Limagrain Vegetables and
                                     Flowers

Jean Marc Salabay				   	1993 - date General Manager Production de
                                     Limagne

Alain Catala					     	Prior to 1997 Deputy CEO Group Limagrain
                                     Holding
                        1997 to date CEO Groupe Limagrain Holding

Francis Fontaine			   		1993 - 1995 General Manager of Dolisos SA
                                     (Paris, France)
                        1995 to date General Manager of Pains Jacqet

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France.

Each of the above directors and executive officers is a citizen of France.




	Schedule II to Schedule 13D

	Filed by Groupe Limagrain Holding S.A.

	Groupe Limagrain Holding S.A.
	Directors and Executive Officers

Directors

Name			       				Principal Occupation

Claude Agier			       			Farmer
Joel Arnaud				        		Farmer
Philippe Aymard			     		Farmer
Francois Deloche			    		Farmer
Jean-Paul Deschamps				 	Farmer
Raoul Faure					        	Farmer
Christian Gothon				    	Farmer
Francois Heyraud				    	Farmer
Serge Lebreton			      		Farmer
Pierre Pagesse				      	Farmer
Laurent Petoton			     		Farmer
Jean Poulet				        		Farmer
Christian Puissauve			 		Farmer
Andre Quinty				       		Farmer
Gerard Renard			       		Farmer

Executive Officers

Claude Lescoffit			   		1989 - 1996 Vice President Engineering
                                    Michelin (Clemont, France)
                        1996 - 1997 Vice President Groupe Limagrain
                                    Holding
                       1997 to date General Manager Limagrain
                                    Agro Genetics

Daniel Cheron			      		1988 - 1994 General Manager Force
                                    Limagrain Germany
                       1994 to date CEO Limagrain Agro Industrie
                       1998 to date Deputy CEO Groupe Limagrain

Pierre Lefebvre			   		1990 to date Deputy CEO Groupe Limagrain


Emmanuel Rougier			   		1993 - 1997 CEO Limagrain Field Seeds
                       1997 to date CEO Limagrain Vegetables and
                                    Flowers

Jean Marc Salabay				 	1993 to date General Manager Production de
                                    Limagne

Alain Catala			     		Prior to 1997 Deputy CEO Group Limagrain
                                    Holding
                      1997 to date CEO Groupe Limagrain Holding

Francis Fontaine	 				1993 - 1995 General Manager of Dolisos SA
                                   (Paris, France)
                      1995 to date General Manager of Pains Jacqet

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France.

Each of the above directors and executive officers is a citizen of France.




	Schedule III to Schedule 13D

	Filed by Groupe Limagrain Holding S.A.

	Limagrain Genetics Corp.
	Directors and Executive Officers

Directors

Name				         			Principal Occupation

Claude Agier	         					Farmer
Francois Heyraud				      	Farmer
Serge Lebreton			        		Farmer
Laurent Petoton			       		Farmer
Claude Lescoffit			      		1989 - 1996 Vice President Engineering
                                       Michelin (Clemont, France)
                           1996 - 1997 Vice President Groupe Limagrain
                                       Holding
                          1997 to date General Manager Limagrain
                                       Agro Genetics

Executive Officers

Bruno Carette, President and CEO

                        			1993 - 1996 VP Sales and Marketing LG
                                       Seeds, Inc.
                           1996 - 1997 President of LG Seeds, Inc.
                          1996 to date President of BioTechnica
                                       International, Inc.
                          1998 to date President and CEO of Limagrain
                                       Genetics Corp.

Craig Newman, Executive Vice President for Akin Calahan

                           1994 - 1997 General Manager of Akin Seed
                                       Company (St. Francisville, Illinois)
                          1997 to date General Manager of Akin
                                       Calahan (Westfield, Indiana)
                          1998 to date Executive VP of Limagrain
                                       Genetics Corp.



James Simon, Executive Vice President for Canada

                          1994 to date General Manager of King Agro
                                       (Chatham, Ontario)
                          1998 to date Executive VP of Limagrain
                                       Genetics Corp.

Jean-Paul Zink, Executive Vice President for LG Seeds

                          1993 - 1997 General Manager of Limagrain
                                      Canada Seeds
                         1997 to date President of LG Seeds, Inc.
                         1998 to date Executive VP of Limagrain
                                      Genetics Corp.

The business address of each of the above directors is BP1, 63720 Chappes, France, and the business address of each of the above executive officers is
4001 North War Memorial Drive, Peoria, Illinois   61614.

Each of the above directors and executive officers is a citizen of France, except for Mr. Newman who is a United States citizen and Mr. Simon who is a Canadian citizen.

	Schedule IV to Schedule 13D

	Filed by Groupe Limagrain Holding S.A.

	BTI Merger Corp.
	Directors and Executive Officers

Directors

Name			          				Principal Occupation

Claude Agier		          				Farmer
Francois Heyraud			       		Farmer
Serge Lebreton			         		Farmer
Laurent Petoton			        		Farmer
Claude Lescoffit				       	1989 - 1996 Vice President Engineering
                                        Michelin (Clemont, France)
                            1996 - 1997 Vice President Groupe Limagrain
                                        Holding
                           1997 to date General Manager Limagrain
                                        Agro Genetics
                           1998 to date Vice President of BTI Merger
                                        Corp.

Executive Officers

Bruno Carette, President 		1993 - 1996 VP Sales and Marketing LG
                                       Seeds, Inc.
                           1996 - 1997 President of LG Seeds, Inc.
                          1996 to date President of BioTechnica
                                       International, Inc.
                          1998 to date President and CEO of Limagrain
                                       Genetics Corp.
                          1998 to date President of BTI Merger Corp.

Claude Lescoffit, Vice President

                                       	See above

The business address of each of the above directors and executive officers is BP1, 63720 Chappes, France, except for Mr. Carette whose business address is 4001 North War Memorial Drive, Peoria, Illinois 61614.

Each of the above directors and executive officers is a citizen of France.